SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Publicly Traded Company

MATERIAL FACT

Surplus Volumes of the Transfer of Rights

Rio de Janeiro, June 24, 2014 - Petróleo Brasileiro S.A – Petrobras announces that the CNPE (National Energy Policy Council) has approved to directly contract Petrobras to produce the volume that exceeds what has been contracted under the transfer of rights agreement at four pre-salt areas - Búzios, Entorno de Iara, Florim and Nordeste de Tupi.

On June 24, 2014, at its 28th meeting, the CNPE approved Resolution No. 1/2014, which recommends the direct contracting of Petrobras for the production of oil, natural gas and fluid hydrocarbons, under the production sharing regime, of the volumes exceeding the limits specified under the transfer of rights agreement and/or that are negotiated during the review process provided for in this agreement, for the areas of Búzios, Entorno de Iara, Florim and Nordeste de Tupi. The Production Sharing agreement for these four areas will have duration of 35 years.

The mentioned resolution covers volumes exceeding the 5 billion barrels of oil equivalent contracted under the transfer of rights agreement and establishes parameters that include:

(i) signing of production sharing agreements for the surplus volumes to come into effect as of the date of first oil produced under the transfer of rights regime, for each one of the four areas;

(ii) payment of a R$ 2 billion signature bonus in 2014 to the Federal Government;

(iii) anticipation of part of the profit oil to be paid according to the following distribution: R$ 2,0 billion in 2015, R$ 3,0 billion in 2016, R$ 4,0 billion in 2017 and R$ 4,0 billion in 2018;

(iv) percentage of the profit oil to be paid to the Federal Government: 47,42% in Búzios, 48,53% in Entorno de Iara, 46,53% in Florim and 47,62% in Nordeste de Tupi.

Petrobras considers that the parameters approved by the CNPE will give to this project (surplus of the transfer of rights) the same conditions of attractiveness that are expected from Libra field.

Estimates made by ANP indicates that these 4 areas may contain additional volumes between 9.8 and 15.2 billion barrels of oil equivalent, according to the table below, published in the cited resolution:

Areas	Additional Volumes to the Transfer of Rights Contract (million barrels of oil equivalent)
Búzios	between 6,500 and 10,000
Entorno de Iara	between 2,500 and 4,000
Florim	between 300 and 500
Nordeste de Tupi	between 500 and 700

Source: Data presented at the CNPE meeting of June 24th, 2014

Estimates of recoverable oil volumes, costs, investments and the timetable of production systems arising out of the surplus volumes will be disclosed as production sharing agreements are signed and activities under this regime get underway, alongside projects being developed under the transfer of rights. Planning of the development of the 5 billion barrels of oil equivalent contracted under the transfer of rights and/or the review process provided for in the transfer of rights agreement will not be changed.

The actions related to this decision of the CNPE will be initiated with the Ministry of Mines and Energy and the National Petroleum, Natural Gas and Biofuels Agency (ANP), after the approval of the Company´s management, aiming at signing the production sharing agreements for the surplus volumes of the transfer of rights.

This contracting is an opportunity for Petrobras to secure the sustainability of its production in line with the 2030 Strategic Plan and consistent with the underlying principles of the 2014-2018 Business and Management Plan, with a focus on capital discipline, integrated portfolio management and priority for upstream projects in Brazil.

The commitments assumed by Petrobras in this project for the period of the 2014-2018 Business and Management Plan, besides not materially impacting its results and financials, will also contribute to increase, in the 2030 Strategic Plan horizon, the return on capital of the Company, as it substantially expands the participation of upstream in its investment portfolio.

Rio de Janeiro, June 24th, 2014

Almir Guilherme Barbassa
Chief Financial and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.